Sun Life Financial Launches its Canadian Dividend Reinvestment and Share Purchase Plan

(TORONTO) September 25, 2006 – Sun Life Financial Inc. (TSX, NYSE: SLF) today launched its Canadian Dividend Reinvestment and Share Purchase Plan. Canadian resident shareholders will be able to automatically reinvest cash dividends paid on common shares in additional common shares of Sun Life Financial, as well as make optional cash purchases of additional shares through the Plan.

"We are pleased to offer a cost-effective and convenient way for retail shareholders to reinvest their common share dividends and the means to purchase additional common shares of Sun Life Financial,” said Donald A. Stewart, Chief Executive Officer.

Sun Life Financial has appointed CIBC Mellon Trust Company, its transfer agent, as Plan administrator. Canadian-resident shareholders will receive an explanatory brochure, enrollment form and optional cash purchase form with their October 2, 2006 dividend payment. Full details of the Plan are posted on our website at www.sunlife.com and CIBC Mellon Trust Company’s website at www.cibcmellon.com.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2006, the Sun Life Financial group of companies had total assets under management in excess of CDN$387 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Media Relations Contact:		Shareholder Services Contact:

Susan Jantzi		Rossana Majchrowski
Manager, Media Relations		Shareholder Services Specialist
Tel: 519-888-3160		Tel: 416-979-4035
susan.jantzi@sunlife.com		shareholderservices@sunlife.com